

April 28, 2011

Via Facsimile
Mr. Kenneth Cunningham
Chief Executive Officer
Miranda Gold Corp.
Unit 1 - 15782 Marine Drive
White Rock, British Columbia
V4B 1E6

    Re: Miranda Gold Corp.
           Form 20-F for the fiscal year ended August 31, 2010
           Filed December 16, 2010
           File No. 000-27760

Dear Mr. Cunningham:

        We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           /s/ H. Roger Schwall

           H. Roger Schwall
           Assistant Director